LEAD INVESTOR

 Lance Cottrell

I am enthusiastic about investing in and leading this round for Duel Social. I have known the co-founder/CEO Jeffrey Carr for over a decade and invested in some of his previous companies. He is an experienced founder and executive with a proven ability to execute. He is also a quality human being.

Duel Social has a stellar management team and the support of many key advisors. They have the skills, experience, and relationships needed to execute their ambitious strategy.Short video challenges are exploding right now, but existing platforms provide a poor user experience. By designing their app around this core experience and interaction, they will drive sustained and active use of the platform to create and consume content. The business model can disrupt incumbent social media platforms by luring their best talent to jump ship for far higher rewards producing content for Duel Social.Duel Social has well-developed longer-term plans for multiple revenue streams and expansion into other adjacent markets as well (NOTE: Duel Social, Inc. is compensating Lance Cottrell with a 1% equity stake for his role as lead investor).

Invested $5,000 this round

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